

Mail Stop 7010

January 29, 2007

By U.S. Mail and Facsimile

Mr. Michael A. Reisner
Chief Financial Officer
ICON Capital Corporation
100 Fifth Avenue, 4th Floor
New York, New York 10011

      Re: ICON Income Fund Nine, LLC – (File No. 000-50217)
           Form 10-K for the Fiscal Year Ended December 31, 2005
           Form 10-K/A for the Fiscal Year Ended December 31, 2005

           ICON Income Fund Ten, LLC – (File No. 000-50654)
           Form 10-K for the Fiscal Year Ended December 31, 2005
           Form 10-Q for the Fiscal Quarter Ended March 31, 2006
           Form 10-Q for the Fiscal Quarter Ended June 30, 2006
           Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Dear Mr. Reisner:

      We have reviewed your response letter dated January 16, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

General

1.   We note that the acknowledgement of the Tandy language was made by your outside counsel and not by the company. In this regard, please provide, in writing, on company letterhead, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A – Controls and Procedures

2.   We note that your disclosure controls and procedures for ICON Income Fund Nine, LLC were "not effective." However, your disclosure does not provide the complete full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief